SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                              Amendment No. 26


                             Circon Corporation
                              (Name of Issuer)

                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                                172736 10 0
                               (CUSIP Number)


         Thomas R. Bremer                 Paul T. Schnell, Esq.
       USS Acquisition Corp.              Skadden, Arps, Slate,
    c/o United States Surgical              Meagher & Flom LLP
            Corporation                      919 Third Avenue
         150 Glover Avenue                  New York, NY 10022
         Norwalk, CT 06856                    (212) 735-3000
          (203) 845-1000

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 15, 1998

          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: ( )



      United States Surgical Corporation, a Delaware corporation
("Parent"), and USS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, hereby further amend and supplement their Statement on Schedule 13-D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the
"Commission") on August 2, 1996, as amended. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13-D.

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.


ITEM 4.     PURPOSE OF TRANSACTION.

      Item 4 is hereby supplemented as follows:

            The Offer expired in accordance with its terms on September 15, 1998 and Parent and the Purchaser have terminated the Offer. On September 15, 1998, Parent issued a press release announcing the results of the Offer, a copy of which is attached hereto as Exhibit (a)(26) and is incorporated herein by reference. Pending consummation of Parent's previously announced merger with Tyco, Parent and the Purchaser intend to review their investment in the Company on a continuing basis and reserve the right to maintain their holdings at current levels, to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise, to acquire additional Shares in the open market or in privately negotiated transactions or otherwise, or to take such other actions with respect to their investment in the Company as Parent deems advisable. Any such actions will depend upon, among other things, the continuing evaluation of the Company's business, financial condition, operations and prospects; the trading price of the Company's Common Stock; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the actions of the management and Board of Directors of the Company; and other future developments.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

      (a)(26)     Press Release.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 1998

                                       USS ACQUISITION CORP.


                                       By: /s/ THOMAS R. BREMER
                                           ___________________________
                                           Name:  Thomas R. Bremer
                                           Title: President


                                       UNITED STATES SURGICAL
                                       CORPORATION


                                       By: /s/ THOMAS R. BREMER
                                           __________________________
                                           Name:  Thomas R. Bremer
                                           Title: Senior Vice President
                                                  and General Counsel



                               EXHIBIT INDEX


EXHIBIT           EXHIBIT NAME

(a)(26)           Press Release.